

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

December 18, 2009

Mr. Patrick C. Shutt
Chief Executive Officer
Capital Growth Systems, Inc.
200 S. Wacker Drive
Suite 1650
Chicago, Illinois 60606

     RE: **Capital Growth Systems, Inc.**
              Form 10-KSB for Fiscal Year Ended December 31, 2007
              Filed April 14, 2008
              File No. 0-30831

Dear Mr. Shutt:

     We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

              Sincerely,

              William Thompson
              Branch Chief